AB
9/10

9/6/13

SEC
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Section
SEP - 4 2013
Washington DC
404

SECU... ...SION

13025684

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook	Illinois	60062-2735
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Cyphers — 847-509-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/11/13

OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
FRANK B. CHAUNER
NOTARY PUBLIC, STATE OF ILLINOIS
EXPIRATION 03/18/14

Signature

VP, Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAUNER SECURITIES, INC.
Northbrook, Illinois

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2013

Reilly, Penner & Benton LLP

CHAUNER SECURITIES, INC.
Northbrook, Illinois

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2013

TABLE OF CONTENTS

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Shareholder and
Board of Directors
Chauner Securities, Inc.
Northbrook, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (Company), as of June 30, 2013 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 26, 2013
Milwaukee, Wisconsin

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Financial Condition
June 30, 2013

ASSETS

Assets		
Cash and cash equivalents	$	184,759
Accounts receivable		17,184
Total Assets		201,943

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued administrative expenses		111,541
Commissions payable		12,463
Accounts payable		2,629
Total Liabilities		126,633
Stockholder's Equity:		
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in-capital		9,990
Retained earnings		65,310
Total stockholder's equity		75,310
Total liabilities and stockholder's equity	$	201,943

The accompanying notes to financial statements
are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Income
Year Ending June 30, 2013

Income:		
Commission income	$	506,003
Managing dealer fees		181,315
Mutual fund fees		41,210
Other income		242
Total income		728,770
Expenses:		
Commissions		477,774
Administrative fees		218,448
Regulatory fees		16,948
Legal and accounting		14,550
Other		103
Total expenses		727,823
Net income	$	947

The accompanying notes to financial statements
are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Changes in Stockholder's Equity
Year Ending June 30, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2012	$ 10	$ 9,990	$ 64,363	$ 74,363
Net Income	---	---	947	947
Balance, June 30, 2013	$ 10	$ 9,990	$ 65,310	$ 75,310

The accompanying notes to financial statements
are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Cash Flows
Year Ending June 30, 2013

Cash Flows from Operating Activities:		
Net income	$	947
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(16,419)
Accounts payable		2,366
Consulting fee payable		90,341
Commissions payable		2,982
Net cash provided by operating activities		80,217
Cash and equivalents, beginning of year		104,542
Cash and equivalents, end of year	$	184,759

The accompanying notes to financial statements are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Notes to Financial Statements
June 30, 2013

1. Summary of Significant Accounting Policies

Business Activity

Chauner Securities (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the broker dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash and Equivalents

The Company recognizes cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Securities Transactions

The Company recognizes commission revenue and related expense arising from securities transactions on a trade date basis. Transactions involving registered traded securities are processed though a clearing broker-dealer.

Income Taxes

The Company is a corporation for federal and state income tax purposes. For federal income tax purposes, the Company's earnings of $947 during the current fiscal year were offset by a net operating loss carryover from prior years.

The Company's remaining federal net operating loss carryover from June 30, 2013 of $17,408 is available to offset profits in ensuing years until June 30, 2039. This results in a deferred tax asset of approximately $4,000. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

For state purposes, the Illinois net operating loss carryover of $19,758 to June 30, 2013 has been suspended by law until 2014 due to the poor economic state of affairs prevailing in the State of Illinois government budgets. The Company was not liable for state incomes taxes at June 30, 2013 due to net income levels that are below the base limit of $1,000.

The Company is of the opinion, that there are no reasonably possible changes that may occur within the ensuing twelve month for any income tax adjustments that will have a material effect on the financial statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Notes to Financial Statements
June 30, 2013
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's evaluation at June 30, 2013 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company is no longer subject to U.S. federal informational tax return examinations for years ending before June 30, 2010 and state examinations for years beginning before June 30, 2010.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through August 26, 2013 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013, the Company's net capital and required net capital were $74,779 and $8,442, respectively. The ratio of aggregate indebtedness to net capital was 1.69 to 1.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended June 30, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Concentrations

The Company is subject to concentration of risk primarily from financial and economic conditions prevalent in investment markets. The ability of the Company to market their products to investors is directly influenced by these prevailing conditions to which the Company has no control.

The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

These investments are highly influenced by the credit markets, real estate economic conditions and investor psychology. These investments are largely long term illiquid investments with limited marketability after the initial investment.

4. Concentrations (Continued)

The ability of the Company to market products is controlled by governmental and other industry regulators. The Company is subject to the rules and regulations of these agencies. These regulations increase costs of compliance and changes in rules may adversely affect the ability of the Company to conduct future security offering in this regulated environment.

5. Revenue Concentrations

Approximately 81% of the Company's revenue was received through four types of business (ranging from 11% to 26% of revenue) for the year ended June 30, 2013.

6. Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties.

The Company incurred a total of $218,448 for administrative expenses during the fiscal year. The related entity was due $111,541 at June 30, 2013.

7. Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
June 30, 2013

Aggregate Indebtedness		
Commissions payable	$	12,463
Accounts payable		2,629
Consulting fee payable		111,541
Total Aggregate Indebtedness	$	126,633
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	8,442
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	75,310
Deductions:		
Haircuts on securities		(531)
Net Capital		74,779
Net capital requirement (minimum)		8,442
Capital in excess of minimum requirement	$	66,337
Ratio of aggregate indebtedness to net capital		1.69 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	74,782
Net effect of audit reclassifications		(3)
Net capital per audit report	$	74,779

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See independent Auditors' Report

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Internal Control

Board of Directors
Chauner Securities, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements of Chauner Securities, Inc., as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Chauner Securities, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 26, 2013
Milwaukee, Wisconsin

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder and
Board of Directors of Chauner Securities, Inc.
666 Dundee Road
Northbrook, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Chauner Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chauner Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chauner Securities, Inc. management is responsible for the Chauner Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursement] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting total deductions understated by $1,620 resulting in an overpayment of fees by $4;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [sales reports] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner + Benton LLP

August 26, 2013

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033980 FINRA JUN
CHAUNER SECURITIES INC
666 DUNDEE RD STE 903
NORTHBROOK IL 60062-2735

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,016

B. Less payment made with SIPC-6 filed (exclude interest) (225)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 791

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 791

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 791

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chauner Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of July, 2013.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 728,769
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	34,964
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reg D Income, see attached SEC Form D's (Deductions in excess of $100,000 require documentation)	287,245
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 406,560
2e. General Assessment @ .0025	$ 1,016.40 (to page 1, line 2.A.)